UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period October 4, 2011 through December 31, 2011

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Home & Security Retirement Savings Plan

December 31, 2011

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative

Committee of Fortune Brands Home & Security, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Fortune Brands Home & Security Retirement Savings Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the period October 4, 2011 (the date the Plan was established) through December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the period October 4, 2011 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2012

Fortune Brands Home & Security Retirement Savings Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011

(Dollars in thousands)

2011
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net assets	$323,999

Receivables
Company contributions	1,371
Participant contributions	89
Notes receivable from participants	6,629

Total receivables	8,089

NET ASSETS AVAILABLE FOR BENEFITS	$332,088

The accompanying notes are an integral part of this statement.

Fortune Brands Home & Security Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Period October 4, 2011 through December 31, 2011

(Dollars in thousands)

2011
Additions
Allocated share of Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net investment income	$30,331
Interest income on notes receivable from participants	56
Company contributions	3,058
Participant contributions	3,785
Rollover contributions	500

Total additions	37,730

Deductions
Benefits paid to participants	3,468

Net increase prior to transfers	34,262

Net transfers into the Plan (Notes A and C)	297,826

NET INCREASE	332,088

Net assets available for benefits
Beginning of period	—

End of period	$332,088

The accompanying notes are an integral part of this statement.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

On September 27, 2011, the Board of Directors of Fortune Brands, Inc. (“Fortune” or “Former Parent”) approved the spin-off of Fortune Brands Home & Security, Inc. (“Home & Security” or “FBHS”) into an independent, publicly-traded company (the “Spin-off”) and the continuation of the Former Parent as Beam Inc. On October 3, 2011, the Spin-off was completed, with the stockholders of our Former Parent receiving one share of Home & Security common stock and one share of Beam Inc. common stock for each share of Former Parent common stock held on September 20, 2011. Following the Spin-off, Beam Inc. retained no ownership interest in Home & Security. Home & Security and Beam Inc. now have separate public ownership, boards of directors and management.

The Fortune Brands Home & Security Retirement Savings Plan (the “Plan”) was established on October 4, 2011 in connection with the Spin-off. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is a tax-qualified defined contribution retirement plan that is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In connection with the establishment of the Plan on October 4, 2011, FBHS participants and their assets totaling $297,632 were transferred from a retirement savings plan maintained by the Former Parent to the Plan.

FBHS and each of its operating company subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries that participated in the Plan during the period October 4, 2011 through December 31, 2011 include: MasterBrand Cabinets, Inc.; Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”), which includes Fypon LLC; Master Lock Company LLC; Waterloo Industries, Inc.; and Fortune Brands Windows, Inc., which includes Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc. and SimEx, Inc.

The financial statements present the net assets available for benefits as of December 31, 2011, and the changes in net assets available for benefits for the period October 4, 2011 (the date the Plan was established) through December 31, 2011. The assets of the Plan are included in a pool of investments known as the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions under Section 401(k) of the Code of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code) who participate in the Plan. Participants’ annual tax-deferred contributions are limited by the Code to $16.5 in 2011. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect to make additional unmatched, pretax “catch up” contributions of up to $5.5 in 2011.

Participants may also make after-tax contributions, but the sum of tax-deferred contributions and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to participants who are highly compensated employees). If a participant reaches the limitations on tax-deferred contributions as described above, the participant may elect to have the tax-deferred contributions automatically switch to after-tax contributions.

Participants that are eligible to make tax-deferred contributions may roll over balances from another eligible tax qualified retirement plan or individual retirement account into the Plan.

Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled in the Plan and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants making tax-deferred contributions automatically have their contribution rate increased by 1% on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. This automatic deferral increase program does not apply to participants who are deferring 6% or more of their eligible compensation. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

Most of the Companies provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective pre-tax contributions. FBHS and Moen each also made profit-sharing contributions on behalf of each of their eligible employees in 2011. In addition to Qualified Nonelective Contributions, Therma-Tru can make discretionary profit-sharing contributions; however, Therma-Tru did not make a profit-sharing contribution in 2011. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

On behalf of each of its employees who is an eligible participant, Therma-Tru will make a Qualified Nonelective Contribution (“QNEC”) each payroll period equal to 3% of compensation. Any QNEC made by Therma-Tru will be allocated to the qualified nonelective employer contribution accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including assets invested in an FBHS common stock fund, which gives participants the option to own shares of FBHS common stock. The Plan designates the FBHS common stock fund of the Plan as being held by an employee stock ownership plan (“ESOP”).

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

The Former Parent’s retirement savings plan included the Former Parent’s common stock as an investment fund. At the time of the Spin-off and prior to the establishment of the Plan, participants who were invested in the Former Parent’s common stock fund under the Former Parent’s retirement savings plan received one share of Home & Security common stock and one share of Beam Inc. common stock for every share of Fortune common stock held as of September 20, 2011. The FBHS common stock fund and a Beam Inc. common stock fund were included in the Plan when it was established. Shares of FBHS and Beam Inc. were transferred to the Plan from the Former Parent’s plan in kind. Participants had the ability to transfer out of the Beam Inc. common stock fund at any time but were not permitted to make additional investments into the fund.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions and QNECs, plus earnings on those contributions. Vesting in the Company matching contributions, plus earnings on those contributions, generally occurs after one year of service. Certain employer groups have varying vesting schedules, outlined in the Plan document, as described below.

Participants (other than Moen and Therma-Tru participants) vest in the Companies’ annual profit-sharing contribution plus related earnings based on the earliest to occur of the following: (1) retirement under a Company pension plan; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) years of service as summarized below:

Number of	Percentage
years of service	vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Moen participants are vested in the Moen profit sharing account after three years of service or under any earlier event described above.

Therma-Tru participants are 100% vested in the Therma-Tru profit sharing account at all times.

Forfeitures

As a result of the Spin-off, forfeited nonvested accounts totaling $79 were transferred from the Former Parent’s retirement savings plan into the Plan. On December 31, 2011, forfeited nonvested accounts totaled $59. These accounts will be used to reduce future Company contributions or will be used to pay Plan expenses. Also, Company contributions were reduced by $32 during the period October 4, 2011 through December 31, 2011, from forfeited nonvested accounts.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

Notes Receivable from Participants

A participant may apply for a loan of at least $1 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan.

Distributions and Withdrawals

Benefits are payable from a participant’s account upon a participant’s death, retirement or other termination of employment and are generally payable in a lump sum or in installment payments (with the exception of money purchase amounts from prior plans, which can be distributed in annuity form). The Plan also permits in-service withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan. Eligible rollover distributions may be rolled over into a traditional or Roth IRA.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Adoption of New Accounting Guidance

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the amended guidance will have on the Plan’s financial statements.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2011.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

The investments held by the Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market and the underlying assets owned by the fund are traded on active markets.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Investment in Master Trust for the investments held in the Master Trust as of December 31, 2011, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized (depreciation) appreciation, along with dividend income and interest income not from notes receivable from participants are recorded in the accompanying statement of changes in net assets available for benefits as allocated share of Fortune Brands Home & Security, Inc. Defined Contribution Master Trust investment income.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Master Trust investment income. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses are paid directly by the Plan Administrator’s service credits.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

NOTE C—TRANSFERS TO AND FROM THE PLAN

On October 4, 2011, in connection with the establishment of the Plan, there was a transfer from the Former Parent’s retirement savings plan into the Plan. Transfers between the Plan and the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies (“status change transfers”). Transfers for the period October 4, 2011 through December 31, 2011 are summarized below:

Transfer from Former Parent’s plan for Plan establishment	$297,632
Status change transfers into the Plan	253
Status change transfers from the Plan	(59)

Net transfers into the Plan	$297,826

NOTE D—INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 74.67% in the Master Trust’s net assets at December 31, 2011.

The Master Trust’s net assets at December 31, 2011 are as follows (in thousands):

2011
Assets
Investments, at fair value
Interest bearing cash	$31,241
Mutual funds	215,880
Collective trust funds	138,829
Common stock	48,232

Total investments	434,182

Due from brokers	310

Total assets	434,492

Liabilities
Other payables	62
Due to brokers	503

Total liabilities	565

Net assets of the Master Trust available for benefits	$433,927

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the period October 4, 2011 through December 31, 2011, are as follows (in thousands):

2011
Net appreciation in fair value
Mutual funds	$16,790
Collective trust funds	10,405
Common stock	8,794

Net appreciation in fair value of investments of the Master Trust	35,989

Interest income	4
Dividend income	3,196
Administrative expenses	(26)

Master Trust net investment income	$39,163

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

The following table presents the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2011 (in thousands):

	2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$31,241	$—	$—	$31,241
Mutual funds
U.S. large cap equity	114,930	—	—	114,930
U.S. small cap equity	16,096	—	—	16,096
International equity	28,250	—	—	28,250
Core fixed income	56,604	—	—	56,604

Total mutual funds	215,880	—	—	215,880
Collective trust funds
Lifepath (a)	—	138,829	—	138,829
Common stock
U.S. small cap equity	22,518	—	—	22,518
Beam Inc.	18,048	—	—	18,048
Fortune Brands Home & Security, Inc.	7,666	—	—	7,666

Total common stock	48,232	—	—	48,232

Total investments at fair value	$295,353	$138,829	$—	$434,182

(a)	The collective trust funds are valued at their December 31, 2011 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

NOTE F—TAX STATUS

The Company has submitted an application for determination with the Internal Revenue Service (“IRS”) for determining that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has not received a response from the IRS, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

December 31, 2011

(Dollars in thousands)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of FBHS common stock.

Fees have been paid to Fidelity by the Plan or the Plan Administrator for recordkeeping and investment management services for the period October 4, 2011 through December 31, 2011.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and FBHS, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no material subsequent events that required recognition or additional disclosures in these statements other than those noted below.

At the time the assets were transferred from the Former Parent retirement savings plan to the Plan, participants holding shares of Beam Inc. common stock under the Plan were not permitted to make additional investments into the fund. Effective June 29, 2012, the Beam Inc. stock fund is scheduled to be eliminated as an available investment option under the Plan. Participants invested in the Beam Inc. stock fund will have until June 29, 2012 to sell their shares and invest their proceeds in any of the other available investment options under the Plan. The Plan intends to sell any shares of Beam Inc. common stock remaining in the Plan on June 29, 2012. If Participants do not otherwise make a new investment election to apply to the funds previously invested in the Beam Inc. stock fund, the Plan will invest the proceeds of the sale of the Beam Inc. stock fund in a default investment.

Fortune Brands Home & Security Retirement Savings Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(Dollars in thousands)

	(b) (c)		(e)
	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	value
*	Loans to participants - Interest rates ranging from 3.25% to 10.25%		$6,629

$6,629

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

June 27, 2012	By:	/s/ Elizabeth R. Lane

Elizabeth R. Lane, Chair
Employee Benefits Administrative Committee of Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.